

Mail Stop 3561

September 14, 2016

Charles Wheeler
Chief Executive Officer
Greenbacker Renewable Energy Company LLC
369 Lexington Avenue, Suite 312
New York, New York 10017

   Re: **Greenbacker Renewable Energy Company LLC**
      Form 10-K for the Fiscal Year Ended December 31, 2015
      Filed March 10, 2016
      File No. 0-55610

Dear Mr. Wheeler:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief
           Office of Consumer Products

cc: Timothy P. Selby, Esq.
    Blake E. Estes, Esq.
    Alston & Bird LLP